Filed by Commerce One, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: AppNet Inc. Commission File No: 000-26453

This filing contains the following documents: The Power Point presentation presented by Peter Pervere of Commerce One, Inc. and Ken Bajaj of AppNet, Inc. at an analyst conference on June 29, 2000.


[COMMERCE ONE LOGO]                   [APPNET LOGO]

          Peter Pervere                         Ken Bajaj
              CFO                                  CEO

        [COMMERCE ONE LOGO]            +            [APPNET LOGO]

               The First Fully Integrated e-Commerce Applications,
             Strategy Consulting and Internet Professional Services
                             Company in the Industry

        Moving from Customer Wins to Exchange Implementations and Diverse
                                 Revenue Streams

                                 The Transaction

        [COMMERCE ONE LOGO]            +            [APPNET LOGO]

-    Tax free, stock-for-stock merger

-    Purchase accounting

-    0.8 shares of Commerce One for each AppNet share

-    Total value when announced ~$1.4 billion

-    Closing expected by September, 2000

                              [COMMERCE ONE LOGO]

-    The leader in global e-commerce solutions for business

- Through its products, portals and services, Commerce One creates access to worldwide markets, allowing anyone to buy from anyone, anytime, anywhere in the world

- 135 customers, including GM, Shell, Boeing, BellSouth, Compaq, Johnson Controls, Wells Fargo, Pepsi, Citigroup

-    More than 1,100 employees in 24 offices across 18 countries

- Consensus estimates of approximately $210 million in revenue and 46 cents loss for FY 2000

                  Building the World's Largest B2B Marketplace

                            [NTT COMMUNICATIONS LOGO]

                          [GUESS LOGO]     [CORIO LOGO]

                     [BANAMEX LOGO]     [TRUCKXCHANGE LOGO]

        [TD BANK FINANCIAL GROUP LOGO]     [SESAMI LOGO] [SWISSCOM LOGO]

                          [CITI LOGO]     [MOORE LOGO]

            [WELLS FARGO LOGO]     [ENDESA LOGO]     [BT MMERX LOGO]

[T DEUTSCHE TELEKOM LOGO]   [COMMERCE ONE LOGO]   [GM FORD DAIMLERCHRYSLER LOGO]

                    [CEPHREN LOGO]   [PT LOGO]   [LOCKHEED MARTIN LOGO]

                                 [BOEING LOGO]

           [BELLSOUTH LOGO]     [OMNICELL.COM LOGO]     [CONCERT LOGO]

[SHELL LOGO]   [COMMERCE ONE LOGO]   [BEELINE.COM LOGO]   [PEOPLESOFT LOGO]

                          [CABLE & WIRELESS OPTUS LOGO]

         [EMPACTHEALTH.COM LOGO]     [XAMAN LOGO]     [BAE SYSTEMS LOGO]

               [SYMIX LOGO]     [METIQUE LOGO]     [SIEMENS LOGO]

                                [APPNET LOGO]

-    End-to-end e-Business solutions model:

     -    Strategy, implementation, and management/operations

-    Long-term, strategic relationships with 125 active customers

-    1,200 Internet professionals nationwide

-    Proven ability to execute on mega e-business programs

-    Right business model for complex B2B engagements

- Consensus estimates of approximately $200 million in revenue and cash EPS of 30 cents for FY 2000

                            AppNet Service Portfolio


            Strategy                Creative                         T e c h n o l o g y                     Outsourcing

            Strategy           Interactive Media     e-Business Applications     e-Business System      Managed Application
           Consulting               Services             Development                Integration               Services
         --------------        ----------------      -----------------------     -----------------      -------------------
         -   e-Business        -   Creative Web      -   Web-enabling            -   Trading            -   Application
             strategy              design                of legacy                   partner system         management /
                                                         systems                     integration            operations
         -   Technology        -   Online
             strategy              branding          -   Reusable                -   Back office /      -   In house/partner
                                                         object libraries            legacy system          hosting centers
                               -   Online media                                      integration
                                   planning          -   B2B                                            -   Commerce
                                                         eMarketplaces                                      transaction
                                                                                                            processing

                   Building the World's Leading e-Businesses

                              [GMAC MORTGAGE LOGO]

       [TOSHIBA LOGO]   [UCCNET LOGO]   [TELECOMSMART LOGO]   [SONY LOGO]

                [NASA LOGO]   [BERTELSMANN LOGO]   [COZINT LOGO]

  [SPRINT LOGO] [PROCURE ZONE.COM LOGO] [THE CISNEROS GROUP OF COMPANIES LOGO]

           [HP LOGO]   [GE LOGO]   [ICAST LOGO]   [ETHAN ALLEN LOGO]

                 [BUICK LOGO]   [APPNET LOGO]   [PCH.COM LOGO]

   [PEPSI LOGO] [AMERICA ONLINE LOGO] [BET.COM LOGO] [VEBA ELECTRONICS LOGO]

  [LUCENT TECHNOLOGIES LOGO]   [EDGAR ONLINE LOGO]   [WEDDINGCHANNEL.COM LOGO]

             [MULTEX.COM LOGO]   [WHIRLPOOL LOGO]   [BP AMOCO LOGO]

            [MCI WORLDCOM LOGO]   [UNITED LOGO]   [NATIONWIDE LOGO]

                    Strategic Rationale for the Acquisition

-    Expanding breadth and depth of services

     -    Insatiable demand for exchange implementation

     -    Value added services / revenue streams

     - Increased bandwidth to work with strategic partners to drive exchange implementation

     -    Selling higher into the organization

     -    Integration experience to reflect into product development process

                    Strategic Rationale for the Acquisition

-    Why acquire AppNet?

     -    Shared vision, corporate culture

     -    Scale delivery, broad service portfolio

     -    Strategic customer relationships, broad service offering

     -    Experience managing large, complex engagements

     -    ASP, recurring revenue model

                    Strategic Rationale for the Acquisition

-    Why join Commerce One?

     -    Customer demand for complete SOLUTIONS

     -    Union of two industry leaders

     -    Hand in glove business fit

          -    Core competencies

          -    Cross selling opportunities

          -    Geographic overlap

          -    Revenue stream diversification

                         Future of the AppNet Business

-    Grow strategic customer relationships

-    Dig deeper into customer organizations

-    Offer employees additional career paths

-    Explore/integrate new services onto the Commerce One platform

                               Initial Reactions

-    AppNet employees

-    AppNet customers

-    Commerce One SI partners

             Rapid Growth, Increased Scalability, Profitability

$ Licenses                                         - BuySite
                                 Software
$ Maintenance                                      - MarketSite



$ T&M                                              - C-1 Implementation
                                 Services
$ Fixed Price                                      - Trading Partner Integration


                                                            Strategy
                                                      Creative Technology


$ Transaction fees
                                                   - Global Trading Web
$ Auction services              Solutions
                                                   - ASP
$ Subscription fees

                              The New Commerce One

- Breadth and depth of services to meet enormous demand for exchange and portal implementation

-    Enabling customer success, accelerating downstream revenue

-    Deep talent pool, robust global presence

-    Rapid, sustainable long term growth

-    Accelerated profitability

            THE COMBINED COMPANY CREATES THE FIRST FULLY INTEGRATED
             PLATFORM AND SERVICES COMPANY IN THE INDUSTRY -- FASTER
              TIME TO MARKET AND MORE ROBUST E-BUSINESS SOLUTIONS

-    135 Global Customers                  -    125 Active Customers

-    MarketSite and BuySite Platforms      -    900 Billable Professionals

-    Global Trading Web Network                 -    80 Strategy

-    250 Billable Professionals                 -    220 Creative

-    1,100 Total Employees                      -    600 Technology

                                           -    1,200 Total Employees


        [COMMERCE ONE LOGO]              +                [APPNET LOGO]

This presentation may include "forward-looking statements" for purposes of the Securities Exchange Act of 1934. All statements herein, other than those of historical fact, including statements regarding future contractual arrangements or performance, competitive strengths, and business strategy, are forward-looking. Actual results or events may differ materially from those projected in such forward-looking statements. Information regarding the factors that could cause such differences are contained in AppNet and Commerce One's filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Commerce One plans to file a Registration Statement on SEC Form S-4 in connection with the acquisition, and Commerce One and AppNet expect to mail a Proxy Statement/Prospectus to (or, alternatively, Commerce One expects to mail exchange offer documents to) stockholders of Commerce One and AppNet containing information about the acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus or exchange offer documents carefully when they are available. These documents will contain important information about Commerce One, AppNet, the acquisition and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained by request from Commerce One by accessing Commerce One website at Commerce One, Inc. http://www.commerceone.com or by mail to Commerce One, 4440 Rosewood Drive, Pleasanton, California, 94588, attention: Investor Relations, telephone: (925)520-6000, or from AppNet by sending mail to 6707 Democracy Boulevard, Suite 1000, Bethesda, Maryland, 20817 attention: Investor Relations, telephone: (301)493-8900.

In addition to the documents described above, Commerce One and AppNet file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Commerce One at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Commerce One's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov. Commerce One and AppNet and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from AppNet stockholders in favor of, among other things, the adoption of the merger agreement or, in the case of an exchange offer, soliciting the exchange of shares of AppNet common stock for Commerce One common stock. A complete description of these matters and a description of any interests that the directors and executive officers of AppNet have in the acquisition will be available in the Proxy Statement/Prospectus or exchange offer documents.